UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

BURTECH ACQUISITION CORP.

(Name of Issuer)

shares of Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

123013104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 123013104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON BurTech LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,385,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,385,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.5%(2)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes 10,385,745 shares of Class A common stock and five shares of Class B common stock, which is convertible into five shares of Class A common stock on a one-for-one basis at the time of the consummation of an initial business combination.

(2)	Percentage is calculated based on 15,162,663 shares of common stock as of December 31, 2023 which includes 915,162,662 shares of Class A common stock and one share of Class B common stock.

CUSIP No. 123013104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Shahal Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,385,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,385,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.5%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 10,385,745 shares of Class A common stock and five shares of Class B common stock, which is convertible into five shares of Class A common stock on a one-for-one basis at the time of the consummation of an initial business combination.

(2)	Percentage is calculated based on 15,162,663 shares of common stock as of December 31, 2023 which includes 915,162,658 shares of Class A common stock and five shares of Class B common stock.

CUSIP No. 123013104	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Roman Livson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,385,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,385,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.5%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 10,385,745 shares of Class A common stock and five shares of Class B common stock, which is convertible into five shares of Class A common stock on a one-for-one basis at the time of the consummation of an initial business combination.

(2)	Percentage is calculated based on 15,162,663 shares of common stock as of December 31, 2023 which includes 915,162,658 shares of Class A common stock and five shares of Class B common stock.

CUSIP No. 123013104	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: BurTech Acquisition Corp.

(b)	(1) Address of Issuer’s Principal Executive Offices: 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004.

Item 2.

(a)	Name of Person Filing:

BurTech LP LLC

Shahal Khan

Roman Livson

(b)	Address of Principal Business Office or if none, Residence:

BurTech LP LLC:

c/o BurTech Acquisition Corp., 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004.

Shahal Khan,

c/o BurTech Acquisition Corp., 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004.

Roman Livson,

c/o BurTech Acquisition Corp., 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004.

(c)	Citizenship:

BurTech LP LLC – A Delaware limited liability company

Shahal Khan – USA

Roman Livson - USA

(d)	Title of Class of Securities: Class A common stock, $0.0001 par value per share

(e)	CUSIP Number: 123013104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

BurTech LP LLC– 10,385,750

Shahal Khan – 10,385,750

Roman Livson – 10,385,750

BurTech LP LLC, the Issuer’s Sponsor, is the record holder of the securities reported herein. Shahal Khan and Roman Livson are the managing members of the Sponsor. By virtue of this relationship, each of Mr. Khan and Mr. Livson may be deemed the beneficial owner of the securities held of record by the Sponsor. Mr. Khan and Mr. Livson each disclaims any such beneficial ownership except to the extent of his pecuniary interest.

CUSIP No. 123013104	13G	Page 6 of 8 Pages

(b)	Percent of Class:

BurTech LP LLC: 68.5%

Shahal Khan: 68.5%

Roman Livson: 68.5%

The foregoing percentages are based on 15,162,663 shares of common stock as of December 31, 2023 which includes 915,162,658 shares of Class A common stock and five shares of Class B common stock.

(c)	Number of shares as to which such person has: BurTech LP LLC:

(i)	sole power to vote or to direct the vote: 10,385,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 10,385,750

(iv)	shared power to dispose or to direct the disposition of: 0

Shahal Khan:

(i)	sole power to vote or to direct the vote: 10,385,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 10,385,750

(iv)	shared power to dispose or to direct the disposition of: 0

Roman Livson:

(i)	sole power to vote or to direct the vote: 10,385,750

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 10,385,750

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 123013104	13G	Page 7 of 8 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 123013104	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2024

BurTech LP I LLC

By	/s/ Shahal Khan
Name:	Shahal Khan
Title:	Manager

Shahal Khan

By	/s/ Shahal Khan
Name:	Shahal Khan

Roman Livson

By	/s/ Roman Livson
Name:	Roman Livson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.